Mail Stop 3561

August 12, 2008

Mr. David Rector
Chief Financial Officer
Nano Holdings International, Inc.
1640 Terrace Way
Walnut Creek, California 94597

> **Re:** **Nano Holdings International, Inc.**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **Filed August 8, 2008**
> **File No. 0-52636**

Dear Mr. Rector:

We reviewed your filing and response letter dated August 8, 2008 to our comment letter dated July 22, 2008, and have the following comments. We have limited our review of your filing to those disclosures we have addressed in our comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We note in your amended Form 10-KSB that your management has again concluded disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 22, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the filing to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Also, if you include a definition of disclosure controls and procedures in the conclusion of your principal executive and principal financial officer regarding the effectiveness of your disclosure control and procedures, you should include the complete definition in Exchange Act Rules 13a-15(e) or 15d-15(e). Specifically, you should also state that disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports you file or submit under the Act is accumulated and communicated to management, including your principal executive and financial officer to allow timely decisions regarding required disclosures.

Further, please revise your disclosures regarding changes in internal control over financial reporting to comply with Rule 308T(b) of Regulation S-B. Specifically, please state that there were no changes in your internal control over financial reporting that occurred during the *fourth quarter* that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief